Exhibit 99.1

MATERIAL CHANGE REPORT

1.                                       Reporting Issuer:

Cognos Incorporated (“Cognos”)

3755 Riverside Drive

P.O. Box 9707, Station T

Ottawa, Ontario

K1G 4K9

2.                                       Date of Material Change:

                                                January 31, 2008

3.                                       News Release:

A news release relating to the material change described below was issued on January 31,
 2008 and is attached hereto as Schedule “A”.

4.                                       Summary of Material Change:

See Schedule “A”.

5.                                       Full Description of Material Change:

See Schedule “A”.

6.                                       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.                                       Omitted Information:

None.

8.                                       Executive Officer:

For further information, please contact:

Moira J. Callahan
Legal Department
IBM Canada Limited
3600 Steeles Avenue East, A4
Markham, Ontario L3R 9Z7
Phone: (905) 316-4514 Fax: (905) 316-4220
moirac@ca.ibm.com

9.                                       Date of Report:

                                                January 31, 2008

SCHEDULE “A”

PRESS RELEASE

IBM COMPLETES ACQUISITION OF COGNOS
Business Growth Strategy to be Unveiled at Press Briefing

ARMONK, NY, January 31, 2008—IBM (NYSE: IBM) today announced it has completed its acquisition of Cognos® (NASDAQ: COGN) (TSX: CSN), a publicly-held company based in Ottawa, Ontario, Canada. IBM will reveal its business strategy for the Cognos acquisition during a press briefing on February 6.

IBM announced a definitive agreement to acquire Cognos on November 12, 2007. IBM acquired Cognos to accelerate its Information on Demand strategy, a cross-company initiative that combines IBM’s strength in information integration, content and data management and business consulting services to unlock the business value of information.

Through this acquisition, IBM and Cognos will become the leading provider of technology and services for business intelligence and performance management, delivering the industry’s most complete, open standards-based platform with the broadest range of expertise to help companies expand the value of their information, optimize their business processes and maximize performance across their enterprises.

The Cognos acquisition supports both IBM’s acquisition strategy and capital allocation model, and will contribute to the achievement of the company’s objective for earnings-per-share growth through 2010. To date, IBM has announced 25 strategic acquisitions in support of its global Information on Demand effort.

Additional information about IBM’s Information on Demand strategy is available at: http://www.ibm.com/software/data/information-on-demand/. For more details about the combination of IBM and Cognos see: http://www.ibm.com/software/data/info/cognos

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